IAMGOLD REPORTS THIRD QUARTER 2025 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, November 4, 2025 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the third quarter 2025.

"The third quarter of 2025 marks a pivotal moment for IAMGOLD as we continue to deliver on our commitment to operational excellence, financial discipline and responsible growth," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Attributable gold production for the quarter was 190,000 ounces, bringing our year-to-date total to 524,000 ounces. Our flagship Côté Gold Mine produced a record 106,000 ounces in the quarter, marking the second consecutive quarter averaging over 30,000 ounces per month. Operating costs continue to see pressure in this strong gold price environment, and while it is important to realize the current gold prices today, we understand the importance of implementing diligent cost controls particularly ahead of the next stage of organic growth."

"Financially, with a strong third quarter and rising gold prices, the Company has been able to accelerate our strategic initiatives. Our trailing twelve-month EBITDA now exceeds $1 billion, and we have repaid approximately $270 million of our second lien notes, further strengthening our balance sheet and financial flexibility."

"Looking ahead, subject to regulatory approvals, we are initiating a share buyback program for up to 10% of outstanding common shares, underscoring our confidence in the Company's future and our commitment to delivering value to shareholders. We are advancing expansion plans at Côté Gold, and with the recent announcement of acquisitions to consolidate the Chibougamau region in Quebec to create the Nelligan Complex, we have further positioned IAMGOLD as a leading, modern Canadian-focused multi-asset gold mining company. I am proud of our team's achievements and remain confident in our ability to deliver enduring value for our investors, while maintaining a steadfast commitment to safety and accountability."

HIGHLIGHTS:

Operating and Financial

• Attributable gold production was 190,000 ounces in the third quarter and 524,000 ounces year-to-date ("YTD"). The Company remains on track to achieve its full year attributable production guidance.

• Côté produced 75,000 attributable ounces (106,000 ounces on a 100% basis) in the third quarter and 193,000 attributable ounces YTD (275,000 ounces on a 100% basis).

• Westwood produced 23,000 ounces in the third quarter and 76,000 ounces YTD.

• Essakane produced attributable production of 92,000 ounces (108,000 ounces on a 100% basis) in the third quarter and 255,000 ounces YTD (289,000 ounces on a 100% basis).

• Revenues were $706.7 million from sales of 203,000 ounces at an average realized gold price1 of $3,492 per ounce for the quarter and $1,764.7 million YTD from sales of 559,000 ounces at an average realized gold price of $3,153 per ounce2.

• Cost of sales per ounce sold was $1,593 ($1,542 YTD), cash cost1 per ounce sold was $1,588 ($1,537 YTD) and all-in-sustaining cost ("AISC")1 per ounce sold was $1,956 ($1,969 YTD). The Company expects to achieve the top end of the revised annual attributable cash cost1 guidance of $1,375 to $1,475 per ounce sold and AISC1 guidance of $1,830 to $1,930 per ounce sold.

• Net earnings and adjusted net earnings attributable to equity holders1 for the third quarter of $139.4 million ($257.8 million YTD) and $170.9 million ($303.4 million YTD), respectively.

• Net earnings and adjusted net earnings per share attributable to equity holders1 for the third quarter of $0.24 ($0.45 YTD) and $0.30 ($0.53 YTD), respectively.

• Net cash from operating activities was $280.8 million for the third quarter ($440.9 million YTD). Net cash from operating activities, before movements in working capital and non-current ore stockpiles1, was $280.6 million for the third quarter ($512.8 million YTD), net of the impact of delivering 75,000 ounces into the gold prepay obligations.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 was $338.4 million for the third quarter ($817.4 million YTD) and adjusted EBITDA1 was $359.5 million ($840.4 million YTD). Twelve month trailing EBITDA more than $1 billion.

• Record mine-site free cash flow1 of $292.3 million during the third quarter ($572.4 million YTD), including record attributable mine-site free cash flow from Côté of $135.6 million during the third quarter.

• The Company has available liquidity1 of $707.2 million, mainly comprised of cash and cash equivalents of $314.3 million and the available balance of the revolving credit facility ("Credit Facility") of $391.9 million as at September 30, 2025. Net debt was $813.2 million at September, a reduction of $201.7 million during the quarter.

• In health and safety, the Company reported a total recordable injuries frequency rate ("TRIFR") of 0.56 for the quarter, tracking above the prior year performance. IAMGOLD is continuing to advance its critical risk management and visible leadership to improve safety and reduce high-potential incidents.

Corporate

• Debt repayment accelerated as the Company executes on its debt reduction strategy and repaid $100 million on its second lien notes, reducing the principal balance to $300 million as at September 30, 2025. Subsequent to the third quarter 2025, the Company made further payments of $170 million against the second lien notes, bringing the total repayment year to date to $270 million and reducing the outstanding balance to $130 million.

• $154 million of cash repatriated from Essakane up to November 4, 2025, using the new structure that was implemented as part of Essakane declaring a record dividend of approximately $855 million in June 2025, which represents the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD's 85% portion of the dividend, net of taxes, is approximately $680 million and will be paid through a revised structure that enables payments to be made at any time of the year, based on the cash generated in excess of working capital requirements by Essakane.

• A share buyback program has been approved by the Company's Board of Directors and the Company is in the process of implementing a normal course issuer bid ("NCIB") allowing for the purchase of up to approximately 10% of IAMGOLD's outstanding common shares. All common shares purchased under the NCIB will be either cancelled or placed under trust to satisfy future obligations under the Company's share incentive plan. IAMGOLD will file a notice of intention to implement an NCIB with the TSX and, subject to TSX approval, IAMGOLD may purchase its common shares over a twelve month period through the facilities of the TSX, the New York Stock Exchange ("NYSE"), or any other eligible Canadian alternative trading system on which the common shares are listed. This initiative reflects management's confidence in the Company's long-term value and its commitment to disciplined capital allocation. The program is expected to be funded from operating cash flows following the repayment of the second lien notes.

• On October 10, 2025, the Company's issuer credit rating was upgraded by S&P from B to BB-, with a stable outlook.

• On October 20, 2025, the Company announced that it had entered into definitive agreements to acquire each of Northern Superior Resources Inc. ("Northern Superior") and Mines d'Or Orbec Inc. ("Orbec"), whereby IAMGOLD is to acquire all of the issued and outstanding shares of each of Northern Superior and Orbec by way of a plan of arrangement (the "Proposed Arrangements") for consideration of approximately $267.4 million and $12.6 million (C$17.2 million), respectively, in shares of the Company and cash. Each transaction is subject to approval by the respective shareholders of Northern Superior and Orbec, as well as court approval. The combined assets, together the "Nelligan Mining Complex", consolidates the Chibougamau region with a dominant land position of approximately 134,000 hectares. The Northern Superior acquisition will combine its Philibert, Chevrier and Croteau projects with IAMGOLD's Nelligan and Monster Lake Projects. The combined assets, together, will rank as one of the largest pre-production gold camps in Canada with Measured and Indicated Mineral Resources of 3.75 million ounces ("Moz Au") and Inferred Mineral Resources of 8.65 Moz Au. The close proximity of the primary deposits to each other supports the conceptual vision of a central processing facility being fed from multiple ore sources within a 17-kilometre radius.

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QUARTERLY REVIEW

For more details and the Company's overall outlook for 2025, see "Outlook", and for individual mines performance, see "Operations". The following table summarizes certain operating and financial results for the three months ended September 30, 2025 (Q3 2025), September 30, 2024 (Q3 2024) and the nine months ended September 30 (or YTD) 2025 and 2024 and certain measures of the Company's financial position as at December 31, 2024.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Key Operating Statistics ($ millions)
Gold production - attributable (000s oz)	190	173	524	490
- Côté Gold[1]	75	41	193	62
- Westwood	23	32	76	99
- Essakane[2]	92	100	255	329
Gold sales - attributable (000s oz)	187	171	525	477
- Côté Gold[1]	76	41	196	55
- Westwood	21	29	77	97
- Essakane[2]	90	101	252	325
Cost of sales[3] ($/oz sold) - attributable	$1,593	$1,170	$1,542	$1,103
- Côté Gold[1]	$1,323	$1,033	$1,272	$984
- Westwood	$1,937	$1,171	$1,664	$1,185
- Essakane[2]	$1,740	$1,226	$1,714	$1,099
Cash costs[3] ($/oz sold) - attributable	$1,588	$1,165	$1,537	$1,099
- Côté Gold[1]	$1,320	$1,030	$1,269	$982
- Westwood	$1,924	$1,157	$1,648	$1,174
- Essakane[2]	$1,737	$1,223	$1,711	$1,097
AISC[3] ($/oz sold) - attributable	$1,956	$1,756	$1,969	$1,625
- Côté Gold[1]	$1,594	$1,602	$1,613	$1,602
- Westwood	$2,793	$1,617	$2,310	$1,708
- Essakane[2]	$1,914	$1,730	$1,985	$1,498
Average realized gold price[4,5] ($/oz)	$3,492	$2,391	$3,153	$2,260
  Attributable portion for Côté Gold is based on IAMGOLD's ownership of 70%. Prior to November 30, 2024, IAMGOLD's ownership was 60.3%. See "Operations - Côté Gold, Canada" for more details.
  IAMGOLD's Essakane ownership interest decreased from 90% to 85% effective June 20, 2025. See "Operations - Essakane, Burkina Faso" for more details. The attributable portion for Essakane is presented as 90% for the first half of 2025 and 85% for the second half of 2025 throughout this news release.
  Throughout this news release, cost of sales, excluding depreciation, is disclosed in the segment note in the consolidated interim financial statements.
  Refer to the "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.
  All prepay delivery obligations were completed by the end of the second quarter 2025. The average realized gold price YTD 2025, excluding the impact of the 2024 prepay arrangement (see "Liquidity and Capital Resources - Gold prepay arrangements"), was $3,251 per ounce.

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	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Financial Results ($ millions)
Revenues	$706.7	$438.9	$1,764.7	$1,163.1
Gross profit	$272.6	$162.6	$612.6	$419.0
EBITDA[1]	$338.4	$719.6	$817.4	$1,063.5
Adjusted EBITDA[1]	$359.5	$221.7	$840.4	$565.2
Net earnings (loss) attributable to equity holders	$139.4	$594.1	$257.8	$733.4
Adjusted net earnings (loss) attributable to equity holders[1]	$170.9	$101.0	$303.4	$238.8
Net earnings (loss) per share attributable to equity holders	$0.24	$1.04	$0.45	$1.39
Adjusted net earnings (loss) per share attributable to equity holders[1]	$0.30	$0.18	$0.53	$0.45
Net cash from operating activities before changes in working capital[1]	$280.6	$161.2	$512.8	$473.2
Net cash from operating activities	$280.8	$146.2	$440.9	$383.4
Mine-site free cash flow[1]	$292.3	$120.7	$572.4	$306.9
Capital expenditures[1,2] - sustaining	$59.9	$84.7	$200.0	$197.2
Capital expenditures[1,2] - expansion	$10.4	$11.2	$24.6	$188.7
	September 30	December 31	September 30	December 31
	2025	2024	2025	2024
Financial Position ($ millions)
Cash and cash equivalents	$314.3	$347.5	$314.3	$347.5
Long-term debt	$972.5	$1,028.9	$972.5	$1,028.9
Net cash (debt)[1]	$(813.2)	$(859.3)	$(813.2)	$(859.3)
Available Credit Facility	$391.9	$418.5	$391.9	$418.5

  Refer to the "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.
  Sustaining and expansion capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets and working capital impacts.

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OUTLOOK

Production (000 oz)

	YTD 2025	Full Year Guidance 2025
Côté Gold - (70%)	193	250 - 280
Westwood - (100%)	76	125 - 140
Essakane - (90% H1 2025, 85% - Q3 2025; see below)	255	360 - 400
Total attributable production (000s oz)	524	735 - 820

The Company remains on track to achieve its full year attributable production guidance. Total attributable production was 190,000 ounces in the third quarter and 524,000 ounces YTD. The Company expects fourth quarter attributable production from Côté to be in line with its third quarter and Essakane and Westwood to be higher in the fourth quarter, mainly due to increased grades, positioning the Company to achieve its full year consolidated attributable production guidance. For further details, refer to the "Operations" section of each mine below.

The attributable guidance for Essakane was estimated at the beginning of the year, assuming IAMGOLD's 90% ownership interest. The full year attributable guidance is maintained, however, with the change in IAMGOLD's ownership in Essakane decreasing to 85% at the end of the second quarter 2025, Essakane's production in the second half of the year will have a 5% lower impact on the Company's attributable production. See "Operations - Essakane, Burkina Faso" for more details.

Costs

	YTD 2025	Full Year Guidance 2025
Côté Gold
Cash costs ($/oz sold)	$1,269	$1,100 - $1,200
AISC ($/oz sold)	$1,613	$1,600 - $1,700
Westwood
Cash costs ($/oz sold)	$1,648	$1,275 - $1,375
AISC ($/oz sold)	$2,310	$1,800 - $1,900
Essakane
Cash costs ($/oz sold)	$1,711	$1,600 - $1,700
AISC ($/oz sold)	$1,985	$1,850 - $1,950
Consolidated
Cost of sales[1] ($/oz sold)	$1,542	$1,375 - $1,475
Cash costs[1,2] ($/oz sold)	$1,537	$1,375 - $1,475
AISC[1,2] ($/oz sold)	$1,969	$1,830 - $1,930
  Consists of Côté Gold and Westwood on an attributable basis of 70% and 100%, respectively, and an attributable basis of 90% at Essakane for the first half of the year ("H1") and 85% thereafter.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

Cash costs and AISC per ounce sold for the full year are expected at the top end of the guidance ranges, and are impacted by:

• Higher royalties at Côté and Essakane as a result of the increase in realized gold prices since issuing the revised operating outlook at the end of the second quarter; and

• Lower production at Westwood.

The commodity and foreign exchange assumptions included (before the impact of hedging): an average realized gold price of $3,300 per ounce, USD/CAD exchange rate of 1.35, EUR/USD exchange rate of 1.17, average Brent oil price of $80 per barrel and West Texas Intermediate (WTI) price of $75 per barrel. For expected impacts from fluctuation in these assumptions, refer to the Sensitivity Impact table included in the "Financial Condition" section.

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Due to gold price linked payments and royalties, at realized gold prices between $3,500 and $4,000 per ounce, consolidated cash cost increases by approximately $11 per ounce for every ±$100/oz change in gold price. The impact increases by an additional $1/oz for a total of approximately $12 per ounce for every $100/oz change in gold price if the price is between $4,000 and $4,500 due to the step structure of the Essakane gold-price linked royalty. See "Operations - Essakane, Burkina Faso".

Capital Expenditures

	YTD 2025[1]			Full Year Guidance 2025[2]
($ millions)	Sustaining	Expansion	Total	Sustaining	Expansion	Total
Côté Gold (IMG share)	$73.1	$18.0	$91.1	$130	$20	$150
Westwood	48.8	-	48.8	70	-	70
Essakane	78.0	6.6	84.6	110	5	115
	$199.9	$24.6	$224.5	$310	$25	$335
Corporate	0.1	-	0.1	-	-	-
Total[3]	$200.0	$24.6	$224.6	$310	$25	$335
  100% basis, for Westwood and Essakane, and reflects IAMGOLD's 70% interest in Côté Gold UJV on an incurred basis.
  Capital expenditures guidance (±5%).
  Includes $11 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Capital expenditures in 2025 are expected to total $335 million (±5%), of which $310 million is categorized as sustaining capital.

Exploration Outlook

	YTD 2025			Full Year Guidance 2025
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.2	$17.3	$17.5	$-	$25	$25
Exploration projects - brownfield	8.8	1.6	10.4	11	2	13
	$9.0	$18.9	$27.9	$11	$27	$38

Exploration expenditures for 2025 are expected to be approximately $38 million, the majority of which will be expensed. The largest exploration spend is at Côté Gold which is estimated at approximately $13 million attributable to IAMGOLD for the year. This program includes the Gosselin resource delineation drilling program in support of the updated technical report to be announced in 2026.

Drilling at Nelligan and Monster Lake this year was budgeted at approximately $6 million. The program is expected to be expanded in 2026 with the goal to expand and extend the mineralized envelope at all the primary assets within the region.

Income Taxes Paid and Depreciation Outlook

($ millions)	YTD 2025	Full Year Guidance 2025
Depreciation expense	$284.6	$450 (±5%)
Income taxes paid	$146.7	$165 - $175

The Company expects to pay cash taxes in the range of $165 to $175 million during 2025, which is higher than prior periods primarily due to the withholding taxes resulting from the increase in the Essakane dividend. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. There are no significant cash taxes expected in respect of the new global minimum top-up taxes ("GloBE").

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The Company expects depreciation to come in at or below the lower end of the 2025 depreciation estimate of approximately $450 million (±5%). In line with production levels, depreciation expense is expected to be higher in the fourth quarter due to the large proportion of depreciable assets that are depreciated on a units of production basis. On an annual basis, the expected depreciation expense this year is higher than last year due to the increase in the value of depreciable property, plant and equipment following the completion of construction and commencement of commercial operations at Côté Gold and the 2024 impairment reversal at the Westwood cash generating unit ("CGU").

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company released its 2024 Sustainability Report on May 6, 2025. The report draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative ("GRI") and Sustainability Accounting Standards Board ("SASB").

Health and Safety

The TRIFR was 0.56 for the third quarter 2025, compared to 0.53 in the prior year period, and tracking at 0.54 for the year. IAMGOLD is continuing to advance its critical risk management and visible leadership to improve safety and reduce high-potential incidents. This includes the integration of contractors in the critical risk management program.

The Company continues to track a range of leading indicators around critical risk management, contractor management, and incident investigation quality.

Environmental

There were zero significant environmental or community incidents reported for the quarter.

Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada's Calls to Action2, IAMGOLD launched a company-wide initiative in the first quarter 2025, that will help the Company articulate how it works with Indigenous peoples beyond reconciliation, towards a future that builds upon the Company's experiences and reflects its values. This work will lead to the creation of a coherent vision for reconciliation and a roadmap to help guide the Company's actions as an organization. During the third quarter 2025, IAMGOLD continued its work with two Indigenous-owned businesses to provide training to employees regarding Indigenous history, context, and reconciliation opportunities and host a series of workshops that will inform the Company's approach to reconciliation.

Equity, Diversity and Inclusion

IAMGOLD includes annual objectives to support its efforts in integrating Equity, Diversity and Inclusion ("EDI") into the strategy and corporate scorecard, for the annual objectives, and tracks EDI metrics in site and corporate reports for visibility and measurement. During the third quarter 2025, IAMGOLD's executive leadership group had a 40% female representation.

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OPERATIONS

Côté Gold Mine (IAMGOLD interest - 70% for Q3 and YTD 2025, 60.3% for Q3 and YTD 2024) | Ontario, Canada

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Key Operating Statistics (100% basis, unless otherwise stated)
Ore mined (000s t)	3,841	3,159	10,126	7,212
Grade mined (g/t)	0.96	1.02	0.90	0.91
Operating waste mined (000s t)	6,770	5,213	18,275	11,901
Capital waste mined (000s t)	853	2,006	5,626	9,376
Total material mined (000s t)	11,464	10,378	34,027	28,489
Strip ratio[1]	2.0	2.3	2.4	3.0
Ore milled (000s t)	2,988	1,633	8,015	2,515
Head grade (g/t)	1.18	1.41	1.15	1.39
Recovery (%)	94	93	93	92
Gold production (000s oz) - 100%	106	68	275	103
Gold production (000s oz) - attributable	75	41	193	62
Gold sales (000s oz) - 100%	108	69	280	92
Gold sales (000s oz) - attributable	76	41	196	55
Average realized gold price[2,3] ($/oz)	$3,484	$2,505	$3,285	$2,464
Financial Results ($ millions - attributable interest)
Revenues[4]	$263.6	$104.4	$644.0	$136.4
Cost of sales[4]	100.0	43.0	249.1	54.4
Production costs	81.8	39.1	206.2	54.4
(Increase)/decrease in finished goods	0.3	(2.6)	0.2	(7.5)
Royalties[5]	17.9	6.5	42.7	7.5
Cash costs[2]	99.8	42.9	248.5	54.3
Sustaining capital expenditures[2]	27.7	17.1	73.1	17.1
Expansion capital expenditures[2]	8.3	10.3	18.0	185.6
Total sustaining and expansion capital expenditures[2]	36.0	27.4	91.1	202.7
Earnings from operations	110.4	44.0	261.6	61.4
Mine-site free cash flow[2]	135.6	23.3	287.1	23.3
Unit costs per tonne[2]
Mine costs per operating tonne mined	$4.51	$3.95	$4.00	$3.77
Mill costs per tonne milled[2]	$22.01	$19.34	$19.68	$17.06
G&A costs per tonne milled[2]	$6.14	$10.46	$6.73	$9.60
Operating costs per ounce[6]
Cost of sales excluding depreciation ($/oz sold)	$1,323	$1,033	$1,272	$984
Cash costs[2] ($/oz sold)	$1,320	$1,030	$1,269	$982
AISC[2] ($/oz sold)	$1,594	$1,602	$1,613	$1,602

  Strip ratio is calculated as waste mined divided by ore mined.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  Average gold price realized on the attributable portion of sales excludes the impact of gold delivered into prepayment arrangements.
  As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Includes the 7.5% gross margin royalty and various net smelter return royalties.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

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Operations

Attributable gold production was 75,000 ounces in the third quarter 2025 (106,000 ounces on a 100% basis), a record quarter of production for Côté, and an 83% increase from the prior year period. Year to date, Côté's attributable production is 193,000 ounces (275,000 ounces on a 100% basis), positioning the mine well to achieve its annual attributable production guidance of 250,000 to 280,000 ounces (360,000 to 400,000 ounces on a 100% basis).

Mining activity totaled 11.5 million tonnes in the third quarter 2025, an increase of 10% over the prior year period. Ore tonnes mined increased to 3.8 million tonnes with an associated strip ratio of 2:1 waste to ore. The average grade mined was 0.96 g/t in the third quarter 2025, in line with the updated mining schedule.

Mill throughput in the third quarter 2025 totaled 3.0 million tonnes, an increase of 83% over the prior year period. The processing plant continued to perform in line with expectations following the achievement in June 2025 of operating at 100% of its nameplate capacity of 36,000 tonnes per day ("tpd") on average over thirty consecutive days. The first full maintenance shutdown in August 2025 included the replacement of the high-pressure grinding roll ("HPGR") tires, relining of the ball mill, changes to the primary crusher outer shell and additional maintenance work on the electrical infrastructure.

Head grades of 1.18 g/t were in line with plan and consisted of a combination of direct-feed and stockpiles. Recoveries in the plant averaged a record 94% in the quarter. The reconciliation between the reserve models, grade control models, mill feed and production continues to be in line with expected tolerances.

The processing plant utilizes a single secondary cone crusher as part of the crushing circuit. In order to sustainably achieve the nameplate throughput rate of 36,000 tpd, and provide redundancy during shutdowns, a temporary contractor aggregate crusher is being operated. This aggregate plant supports Côté at an important time in a high gold price environment and during a key time for the project, allowing teams to test and refine the stabilization of the full processing plant circuit. The use of the temporary contractor aggregate crusher is expected to be reduced following the installation of a secondary cone crusher in the fourth quarter and eventually eliminated.

Installation of the additional secondary cone crusher started in the quarter with the expected commissioning on track for the fourth quarter. The additional secondary cone crusher will provide further capacity and redundancy, while minimizing supplementary crushing and coarse ore refeed activities currently used to maximize throughput. The additional secondary crusher is also expected to optimize the grind size entering the HPGR and ball mill feed which is expected to improve maintenance cycles, as well as unlock further capacity of the crushing and grinding circuit.

Financial Performance (attributable basis)

Revenue and cost of sales for the third quarter and YTD 2025 are recognized in accordance with IAMGOLD's ownership level of 70%.

Production costs were $81.8 million and $206.2 million during the three and nine months ended September 30, 2025, respectively. As outlined below, mining and milling per tonne unit costs continue to be elevated in part due to the ongoing reliance on the aggregate system, which is used to supplement crushing availability until the installation of the second cone crusher in the fourth quarter.

• Mining costs averaged $4.51 and $4.00 per tonne mined during the three and nine months ended September 30, 2025, respectively. Mining costs were elevated due to the increased proportion of material processed during the quarter using the aggregate crusher and refeed systems, resulting in higher amounts of rehandling and utilization of haul trucks. Additional higher mining costs due to lower than expected average life on haul truck tires and higher amounts of redrilling required. Costs are expected to decrease as operational improvements are made and as mining operations transition to bulk mining over the next year and the elimination of the temporary aggregate crusher.

• Milling costs were $22.01 and $19.68 per tonne milled during the three and nine months ended September 30, 2025, respectively. Unit costs were higher in the third quarter as the temporary aggregate crusher processed a higher proportion of ore feed as the operation completed the first full annual mill shutdown.

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Maintenance cost to replace the HPGR tire and wear components accounted for $1.87 per tonne during the quarter. Milling costs were also higher due to the expensing of certain capital spares as the life of the spares is expected to be less than a year until the installation of the second secondary crusher. Unit costs are expected to decline over the course of 2026 following the installation of the additional cone crusher that should reduce the use of the re-feed circuit and related costs.

• G&A costs were $6.14 and $6.73 per tonne milled during the three and nine months ended September 30, 2025, respectively.

Cost of sales, excluding depreciation, during the three and nine months ended September 30, 2025, totaled $100.0 million and $249.1 million, respectively. Cost of sales includes $17.9 million (18%) and $42.7 million (17%), respectively, of royalties for the three and nine months ended September 30, 2025. Cost of sales per ounce sold, excluding depreciation, for the three and nine months ended September 30, 2025, was $1,323 and $1,272, respectively.

Cash costs during the three and nine months ended September 30, 2025, totaled $99.8 million and $248.5 million, respectively, and cash cost per ounce sold was $1,320 and $1,269, respectively.

AISC during the three and nine months ended September 30, 2025, was $1,594 and $1,613 per ounce sold, respectively.

Capital expenditures, on a 100% and incurred basis, totaled $51.5 million in the third quarter 2025. Sustaining capital expenditures totaled $39.7 million ($27.7 million on a 70% basis), including $22.3 million of tailings infrastructure and related earthworks, $5.3 million of mobile equipment and critical spares, $5.1 million of capital projects related to operational improvements and ramp-up, $4.2 million of capitalized stripping, and $2.8 million of other capital projects. Expansion capital of $11.8 million ($8.3 million on a 70% basis) was primarily associated with the installation progress of the additional secondary cone crusher which will be commissioned in the fourth quarter of this year.

Capital expenditures, on a 100% and incurred basis, totaled $129.9 million YTD 2025. Sustaining capital expenditures totaled $104.3 million, ($73.1 million on a 70% basis), including $26.7 million of mobile equipment and critical spares, $35.4 million of tailings expansion and related earthworks, $21.1 million of capitalized stripping, $16.8 million of capital projects related to operational improvements and ramp-up and $4.3 million of other capital projects. Expansion capital of $25.6 million ($18.0 million on a 70% basis) was primarily associated with the installation progress of the additional secondary cone crusher which will be commissioned in the fourth quarter of this year.

Mine-site free cash flow was a record $135.6 million on an attributable basis for the three months ended September 30, 2025, consisting of operating cash flow of $161.5 million offset by capital expenditures totaling $25.9 million. For the nine months ended September 30, 2025, mine-site free cash flow was $287.1 million on an attributable basis, consisting of operating cash flow of $365.0 million offset by capital expenditures totaling $77.9 million.

2025 Outlook

Production at Côté Gold is expected to be in the range of 360,000 to 400,000 ounces on a 100% basis (250,000 to 280,000 ounces on an attributable basis). The primary focus for the remainder of the year is the stabilization of the processing plant to continuously operate at or above the design capacity of 36,000 tpd to position the project and to refine operating practices and costs for the next phase of growth.

Mining activities are expected to remain at levels similar to those seen in the third quarter throughout the fourth quarter of the year. Plant throughput is expected to total approximately 11 million tonnes in 2025, resulting from year-to-date performance achieved and the installation of the additional cone crusher in the fourth quarter. The additional secondary crusher will provide further capacity and redundancy in the dry side of the plant resulting in overall higher availability and throughput. Plant head grades are expected to continue to average approximately 1.1 to 1.2 g/t Au, as mining and stockpiling activities shift towards a more efficient mine plan to reduce rehandling of stockpiled ore and optimize for potential future expansions.

Cash costs are expected to exceed the top-end of the revised guidance range of $1,100 to $1,200 per ounce sold primarily due to higher royalties impacted by the increase in the gold price, an increase in the expected usage of the supplementary crushing during the year to support the mill feed and the expensing of certain parts and supplies that were previously expected to be capitalized. AISC is expected to be within the guidance range of $1,600 to $1,700 per ounce sold, assuming gold prices remain within range of price assumptions.

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Mining unit costs are expected to remain high until the end of the year but are expected to reduce over the course of 2026 as operational improvements are made, the size of the pit is increased, and with the elimination of mining activities required to support the temporary aggregate crushing system. Milling costs are expected to reduce over the course of 2026 following the installation of the additional secondary crusher in the fourth quarter 2025 which is expected to significantly reduce costs related to the use of the coarse ore refeed circuit and maintenance intervals in the crushing and grinding circuit.

Sustaining capital expenditures guidance (±5%) attributable to IAMGOLD is expected to approximate $130 million ($186 million on a 100% basis). Overall sustaining capital continues to be higher than the life-of-mine average as the mine progresses the completion of construction of the full tailings dam footprint and related earthworks projects and incurs higher capital waste spending of approximately $20 million ($28 million on a 100% basis) to complete the final year of the initial pit pushback. Expansion capital of $20 million ($29 million on a 100% basis) is primarily associated with the planned installation of the additional secondary crusher in the fourth quarter of this year.

Exploration

The Gosselin zone is located immediately to the northeast of the Côté zone. Following the completion of the expansion and delineation diamond drilling program in 2024, the 2025 drilling plan will continue with diamond drilling activities aimed at increasing the confidence in the existing resource and converting a large part of the Inferred Resource to the Indicated Resource category. A total of 45,000 metres is currently planned but this program has been increased. Approximately 18,500 metres were completed in the third quarter 2025 (50,150 metres YTD). In addition, 6,500 metres are planned this year to test high potential targets along the favourable structural corridor towards the Jack Rabbit area to the north-east of the Gosselin zone and develop models and targets within the larger Côté District at Swayze West - Jerome area.

The results of the Gosselin exploration program will be included in an updated Mineral Reserve and Resource estimate in the second quarter next year and will inform the planned updated technical report which will consider a larger scale Côté Gold Mine with a conceptual mine plan targeting both the Côté and Gosselin zones over the life of mine. This updated technical report is expected to be completed by the end of 2026.

Côté Zone Drilling

An infill drilling program of 20,000 metres is also planned on the Côté zone and has been initiated in the second quarter of 2025 with approximately 12,800 metres completed in the third quarter 2025 (19,300 metres YTD). This infill drilling program is planned to improve resource confidence within the northeastern extension of the Côté deposit and convert Inferred Resources into the Indicated Resources category.

Funding Agreement with SMM

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM, whereby SMM contributed the Company's funding obligations to the Côté Gold UJV and as a result, the Company transferred 9.7% of its interest in Côté Gold to SMM with a right to repurchase these transferred interests to return to its full 70% interest in the Côté Gold Mine.

On November 30, 2024, the Company exercised its right to repurchase the 9.7% interest in Côté Gold returning IAMGOLD to its full 70% interest in Côté Gold.

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Westwood Complex (IAMGOLD interest - 100%) | Quebec, Canada

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Key Operating Statistics
Underground lateral development (metres)	837	1,032	2,965	3,505
Ore mined (000s t) - underground	90	84	277	256
Ore mined (000s t) - open pit	315	131	822	379
Ore mined (000s t) - total	405	215	1,099	635
Grade mined (g/t) - underground	6.42	9.08	6.67	9.01
Grade mined (g/t) - open pit	0.99	1.59	1.11	2.06
Grade mined (g/t) - total	2.19	4.51	2.51	4.86
Ore milled (000s t)	250	289	855	840
Head grade (g/t) - underground	6.52	9.09	6.75	9.04
Head grade (g/t) - open pit	1.13	1.43	1.22	1.72
Head grade (g/t) - total	3.04	3.67	3.00	3.94
Recovery (%)	93	93	92	93
Gold production (000s oz)	23	32	76	99
Gold sales (000s oz)	21	29	77	97
Average realized gold price[1,2] ($/oz)	$3,515	$2,497	$3,229	$2,309
Financial Results ($ millions)
Revenues[3]	$72.8	$73.1	$248.0	$225.4
Cost of sales[3]	40.0	34.2	127.2	115.2
Production costs	44.8	37.1	132.2	116.3
(Increase)/decrease in finished goods	(4.8)	(2.9)	(5.0)	(1.4)
Royalties	-	-	-	0.3
Cash costs[1]	39.8	33.7	126.0	114.1
Sustaining capital expenditures[1]	17.7	11.8	48.8	47.6
Earnings/(loss) from operations	24.1	490.3	80.2	533.8
Mine-site free cash flow[1]	6.2	20.8	59.4	53.1
Unit costs per tonne[1]
Underground mining cost per tonne mined	$312.22	$257.73	$296.60	$257.43
Open pit mining cost per operating tonne mined	$8.18	$6.20	$7.38	$9.59
Milling cost per tonne milled	$36.43	$22.18	$27.94	$22.88
G&A cost per tonne milled	$22.95	$17.24	$19.48	$18.04
Operating costs per ounce[4]
Cost of sales excluding depreciation ($/oz sold)	$1,937	$1,171	$1,664	$1,185
Cash costs[1] ($/oz sold)	$1,924	$1,157	$1,648	$1,174
AISC[1] ($/oz sold)	$2,793	$1,617	$2,310	$1,708

  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
  As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

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Operations

Production in the third quarter 2025 was 23,000 ounces, lower by 9,000 ounces or 28% compared with the same prior year period. Year to date, Westwood has produced 76,000 ounces. Production in 2025 is behind plan due to lower than planned grades as described below, and therefore the full year production is expected to be below the bottom end of the guidance range of 125,000 to 140,000 ounces.

Mining activity in the third quarter 2025 of 405,000 tonnes of ore was higher by 190,000 tonnes or 88% than the same prior year period, primarily due to increased volumes at the Grand Duc open pit. The underground contributed 90,000 tonnes of ore at an average mined grade of 6.42 g/t. A change in the mine sequence resulted in lower grade stopes being mined to accommodate challenging ground conditions, coupled with higher than expected underground dilution and lower mining recovery in certain areas. The teams are working on mitigation measures that include changes in blasting techniques and refinement of stope design and sequencing in areas with challenging ground conditions, while ensuring the plan is executed safely. These efforts have translated to improved underground ore grade hoisted in October, averaging over 9.0 g/t in the month.

Mill throughput in the third quarter 2025 was 250,000 tonnes, at an average head grade of 3.04 g/t, 13% lower and 17% lower than the same prior year period, respectively. The decrease in throughput was due to an extended plant shutdown in July for the replacement of critical gear components in the crushing circuit resulting in plant availability in the quarter of 75%, which was lower than the same prior year period of 90%.

The mill achieved recoveries of 93% in the third quarter 2025, in line with the same prior year period.

Financial Performance - Q3 2025 Compared to Q3 2024

Production costs of $44.8 million were higher by $7.7 million or 21% than the same prior year period. Mining costs were elevated due to an increase in the number of stopes prepared underground to set up the mine for the remainder of the year, combined with  an increase in maintenance costs during the transition period of bringing some maintenance costs in house, labour costs due to inflation and explosive and tire consumption. Milling cost increased due to the rental cost of a mobile ore crusher to support higher mill throughput, low availability due to the extended plant shutdown, and the replacement of mill liners in the quarter versus the previous timing for liner replacement in the first quarter 2024.

Cost of sales, excluding depreciation, of $40.0 million was higher by $5.8 million or 17% than the same prior year period due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,937, was higher by $766 or 65% primarily due to lower production and sales volumes.

Cash costs of $39.8 million were higher by $6.1 million or 18% than the prior year period. Cash costs per ounce sold of $1,924 were higher by $767 or 66%, primarily due to the increase in production costs compounded by lower production and sales volumes.

AISC per ounce sold of $2,793 was higher by $1,176 or 73%, primarily due to higher cash costs, higher sustaining capital and lower production and sales volumes.

Sustaining capital expenditures of $17.7 million included mill and mobile equipment of $10.1 million, other sustaining capital projects of $5.0 million and underground development and rehabilitation of $2.6 million.

Mine-site free cash flow was $6.2 million for the three months ended September 30, 2025, consisting of operating cash flow of $23.6 million offset by capital expenditures totaling $17.4 million. This decrease of $14.6 million compared with the prior year period is primarily attributed to the increased expenditure in the period.

2025 Outlook

Westwood production is expected below the bottom end of the range of 125,000 to 140,000 ounces in 2025. Underground mining rates are planned at 1,000 tpd from multiple active mining zones, while grade is expected to increase in the fourth quarter of 2025 as the mining activities sequence through stopes in higher grade zones and implement improved blasting controls. Open pit activities from Grand Duc are currently being evaluated for an expansion and extension of the pit, given the elevated gold price, with a decision to be made in the fourth quarter of 2025.

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Despite unit cost improvements expected in the fourth quarter due to higher expected production, cash costs are expected to be above the guided range of $1,275 to $1,375 per ounce sold, and AISC is expected to be above the range of $1,800 to $1,900 per ounce sold, primarily due to lower production as described above.

Capital expenditures guidance is $70 million (±5%), primarily consisting of underground development and rehabilitation in support of the 2025 mine plan, the continued renewal of the mobile fleet and equipment overhauls, and certain asset integrity projects at the Westwood mill.

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Essakane Mine (IAMGOLD interest - 85% for Q3 2025, 90% for H1 2025 and Q3 and YTD 2024) | Burkina Faso

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Key Operating Statistics[1]
Ore mined (000s t)	3,172	1,891	7,787	7,544
Grade mined (g/t)	1.16	1.45	1.15	1.53
Operating waste mined (000s t)	5,352	2,626	17,438	9,279
Capital waste mined (000s t)	130	7,684	5,031	17,727
Total material mined (000s t)	8,654	12,201	30,256	34,550
Strip ratio[2]	1.7	5.5	2.9	3.6
Ore milled (000s t)	3,094	3,133	9,319	9,139
Head grade (g/t)	1.18	1.26	1.06	1.41
Recovery (%)	92	88	91	88
Gold production (000s oz) - 100%	108	112	289	366
Gold production (000s oz) - attributable	92	100	255	329
Gold sales (000s oz) - 100%	106	113	286	361
Average realized gold price[3,4] ($/oz)	$3,493	$2,496	$3,233	$2,306
Financial Results ($ millions)[1]
Revenues[5]	$370.3	$280.8	$926.8	$833.9
Cost of sales[5]	184.2	137.8	491.2	397.1
Production costs	152.7	119.5	422.9	344.7
(Increase)/decrease in finished goods	1.5	(1.5)	(3.0)	(5.1)
Royalties	30.0	19.8	71.3	57.5
Cash costs[3]	183.9	137.5	490.3	396.1
Sustaining capital expenditures[3]	15.1	55.3	78.0	131.4
Expansion capital expenditures[3]	2.1	0.9	6.6	3.0
Total sustaining and expansion capital expenditures[3]	17.2	56.2	84.6	134.4
Earnings from operations	134.7	106.7	311.1	307.0
Mine-site free cash flow[3]	150.5	76.6	225.9	230.5
Unit costs per tonne[3]
Open pit mining cost per operating tonne mined	$7.13	$5.20	$6.25	$5.33
Milling cost per tonne milled	$21.83	$18.87	$19.84	$18.91
G&A cost per tonne milled	$10.72	$9.28	$10.12	$8.98
Operating costs per ounce[6]
Cost of sales excluding depreciation ($/oz sold)	$1,740	$1,226	$1,714	$1,099
Cash costs[3] ($/oz sold)	$1,737	$1,223	$1,711	$1,097
AISC[3] ($/oz sold)	$1,914	$1,730	$1,985	$1,498

  100% basis, unless otherwise stated.
  Strip ratio is calculated as waste mined divided by ore mined.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
  As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

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Operations

Essakane produced 92,000 ounces of attributable production in the third quarter 2025, a decrease of 8,000 ounces or 8%, due to the lower grade compared to the same prior year period. Year to date, Essakane produced total attributable production of 255,000 ounces. Production in the third quarter increased from the first two quarters of the year due to higher grades as mining activities progressed deeper into Phase 7. Based on production year to date and the revision of IAMGOLD's ownership interest to 85% mid-year, Essakane is expected to produce at the low end of the 360,000 to 400,000 ounces estimate on an attributable basis.

Mining activity totaled 8.7 million tonnes mined in the third quarter 2025, lower by 3.5 million tonnes or 29% compared to the same prior year period as the mining fleet did not operate at full capacity during August 2025 due to a fuel shortage in the country. The situation improved during September 2025, and the mining fleet was able to operate at capacity to end the quarter and into October. Ore tonnes mined totaled 3.2 million tonnes in the quarter at an average grade of 1.16 g/t.

Mill throughput in the third quarter 2025 was 3.1 million tonnes at an average head grade of 1.18 g/t, 1% lower and 6% lower than the same prior year period, respectively. Grades increased in the third quarter, bringing year to date average head grades to 1.06 g/t, as mining activities progressed through the upper benches of Phase 7. Grades have historically reconciled below the reserve model during the earlier stages of mining a new phase, and conversely to the positive as mining moves deeper into a phase.

The mill achieved recoveries of 92% in the third quarter 2025, 4% higher than the same prior year period.

The security situation in Burkina Faso continues to be a focus for the Company. Security-related incidents are still occurring in the country, and more broadly, the West African region. The situation in Burkina Faso continues to pressure supply chains, and although the impact has lessened, in-country fuel shortages necessitated a temporary reduction in mining activity in the third quarter. The processing plant remained fully operational during this period. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and activity levels at the site in response to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies, and inventory to the mine. The situation has placed the Government of Burkina Faso under significant financial constraint due to the high cost of funding its initiatives to defend itself against militant attacks. See "Risks and Uncertainties".

Essakane declared a record dividend of approximately $855 million in June 2025. This dividend represents the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD's 85% portion of the dividend, net of taxes, is approximately $680 million. Subsequent to the quarter end, the Company received the initial dividend payment related to the declaration of $98 million. The remaining portion of the Company's dividend receivable was converted into a shareholder account, and the first payment of $56 million was received in October 2025. See "Liquidity and Capital Resources".

On April 7, 2025, the Government of Burkina Faso enacted a decree that increased the royalties for gold prices above $3,000 per ounce. The previous rate was 7% on all gold sold at or above $2,000 per ounce, where the new rate is 8% at or above $3,000 per ounce with the royalty rate increasing thereafter by 1% for each $500 per ounce increment above $3,000 per ounce.

Financial Performance - Q3 2025 Compared to Q3 2024

Production costs of $152.7 million were higher by $33.2 million or 28%, primarily resulting from a higher proportion of mining costs being expensed, due to the lower strip ratio during the period that was impacted by reduced mining activity described above. Cost was also impacted by higher maintenance activities including liner replacements occurring during the quarter whereas similar replacements occurred in the second quarter 2024 and an increase in consumable costs including diesel and grinding media. USD equivalent labour, contractor and facility costs also increased due to the appreciation of the local XOF currency, which is pegged to the Euro.

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Cost of sales, excluding depreciation, of $184.2 million was higher by $46.4 million or 34%, primarily due to higher production costs and a 52% increase in royalties resulting from higher gold prices and the new royalty decree. Cost of sales per ounce sold, excluding depreciation, of $1,740 was higher by $514 or 42% primarily due to higher production costs and royalties, as well as lower production and sales volumes due to lower average head grade in the quarter. Royalties accounted for $283 per ounce, an increase of $107 per ounce due to higher royalty rates resulting from higher realized gold prices.

Cash costs of $183.9 million were higher by $46.4 million or 34%, primarily due to higher cost of sales and higher royalties. Cash costs per ounce sold of $1,737 were higher by $514 or 42%, primarily due to higher production costs and higher royalties, as well as lower production and sales volumes.

AISC per ounce sold of $1,914 was higher by $184 or 11% primarily due to higher cash costs and lower production and sales volumes, partially offset by a decrease in sustaining capital expenditures compared to the prior period.

Total capitalized stripping of $0.9 million was lower by $38.8 million or 98%, as the mine fleet prioritized ore mining, resulting in a higher proportion of waste tonnes classified as operating waste consistent with the 2025 mine plan.

Sustaining capital expenditures, excluding capitalized stripping, of $14.2 million included capital spares of $3.8 million, mobile and mill equipment of $3.7 million, tailings management of $2.7 million, resource development of $2.6 million, and other sustaining projects of $1.4 million. Expansion capital expenditures of $2.1 million were incurred in fulfillment of the community village resettlement commitment.

Mine-site free cash flow was $150.5 million for the three months ended September 30, 2025, consisting of operating cash flow of $169.9 million offset by capital expenditures totaling $19.4 million. This increase of $73.9 million compared to the same prior year period is due primarily to higher revenues due to higher realized gold price, partially offset by lower production and sales and higher production costs and royalty payments.

2025 Outlook

Essakane production on a 100% basis is expected to be at the mid point of the range of 400,000 to 440,000 ounces. Production is expected to be higher in the fourth quarter due to higher grades as the mining sequence moves into the primary zone of Phase 7.

Cash costs are expected to be at the higher end of the guidance targets of $1,600 to $1,700 per ounce sold and AISC is expected to be $1,850 to $1,950 per ounce sold. Costs at Essakane are impacted by the new Burkinabe royalty structure described above which are uncapped to gold prices, as well as the impact of a stronger Euro on operating costs. Costs are also impacted by a decrease in capitalized waste mining which results in a lower proportion of waste stripping costs being capitalized in 2025 and therefore a higher proportion of costs included in cash costs.

Capital expenditures guidance is approximately $115 million (±5%), including approximately $40 million on capitalized waste stripping to progress into Phases 6 and 7, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. In response to the security situation noted above, the Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage supply continuity, while also investing in additional infrastructure and supply inventory levels designed to secure operational continuity.  See "Risks and Uncertainties."

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PROJECTS

Chibougamau District, Quebec, Canada

On October 20, 2025, the Company announced that it had entered into definitive agreements to acquire each of Northern Superior and Orbec, whereby IAMGOLD is to acquire all of the issued and outstanding shares of each of Northern Superior and Orbec under the Proposed Arrangements for consideration of approximately $267.4 million and $12.6 million (C$17.2 million), respectively, in shares of the Company and cash. Each transaction is subject to approval by the respective shareholders of Northern Superior and Orbec, as well as court approval. The combined assets, together the "Nelligan Mining Complex", consolidates the Chibougamau region with a dominant land position of approximately 134,000 hectares. The Northern Superior acquisition will combine its Philibert, Chevrier and Croteau projects with IAMGOLD's Nelligan and Monster Lake Projects. The combined assets, together, will rank as one of the largest pre-production gold camps in Canada with Measured and Indicated Mineral Resources of 3.75 Moz Au and Inferred Mineral Resources of 8.65 Moz Au. The close proximity of the primary deposits to each other supports the conceptual vision of a central processing facility being fed from multiple ore sources within a 17-kilometre radius.

Nelligan Gold Project

The Company holds a 100% interest in Nelligan located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.

On February 20, 2025, the Company announced its updated Mineral Resources for Nelligan of 3.1 million Indicated gold ounces in 102.8 million tonnes ("Mt") at 0.95 grams per tonne gold ("g/t Au"), and 5.2 million Inferred ounces (166.4 Mt at 0.96 g/t Au). This represents a 56% increase in Indicated ounces, or 1.1 million ounces, with an accompanying 13% increase in grade; as well as a 33% increase in Inferred ounces, or 1.3 million ounces, with a similar 14% increase in grade. Nelligan mineralization remains open along strike and at depth.

The diamond drilling program of 13,000 metres of expansion and delineation drilling planned for 2025 has been increased by more than 3,000 metres and ended at the end of this quarter. Approximately 4,000 metres were completed in the third quarter 2025 (16,700 metres YTD).

On September 15, 2025, the Company provided an update on the 2025 drilling program with assay results confirming the extension of the mineralized zones of Nelligan deposit. Highlights included: 20.6 m at 1.93 g/t Au and 13.5 m at 2.17 g/t Au in hole NE-25-239, and 36.5 m at 3.03 g/t Au in hole NE-25-265 in Zone 36; 24.5 m at 3.24 g/t Au in drill hole NE-25-244, and 28.8 m at 1.00 g/t Au in drill hole NE-25-248 in the Renard Zone; and 21.0 m at 2.23 g/t Au in drill hole NE-25-244, and 7.5 m at 7.48 g/t Au and 34.5 m at 1.22 g/t Au in drill hole NE-25-256A (see news release dated September 15, 2025).

Monster Lake Gold Project | Chibougamau District, Quebec, Canada

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of Nelligan in the Chapais Chibougamau area in Québec.

In the fourth quarter 2024, the Company reported an updated Mineral Resource Estimate of 239,000 tonnes of Indicated Mineral Resources averaging 11.0 g/t Au for 84,000 ounces of gold, and 1,053,000 tonnes of Inferred Mineral Resources averaging 14.4 g/t Au for 489,000 ounces of gold (see news release dated October 23, 2024).

A diamond drilling program of 17,000 metres of exploration drilling was planned for 2025 and approximately 6,300 metres were completed in the third quarter 2025 and ending this year's program (17,600 metres YTD). It tested exploration targets along the main Monster Lake Shear Zone structural corridor and known gold mineralized lateral and depth extensions.

Drilling activities are pursued in other prospective target areas of the general sector.

On September 15, 2025, the Company also provided an update on this 2025 drilling program with assay results indicating the persistence of the high-grade veins in the general down-plunge of the Megane zone. Highlights included: 3.0 m at 12.66 g/t Au in drill hole ML-25-282, and 9.0 m at 23.4 g/t Au in drill hole ML-25-292 in the Megane Zone; and 4.9 m at 127.3 g/t Au in drill hole ML-25-283, and 2.2 m at 39.4 g/t Au in drill hole ML-25-287 in the Lower Shear Zone (see news release dated September 15, 2025).

Page | 18 of 38

Anik Gold Project | Chibougamau District, Quebec, Canada

The Anik Gold Project is contiguous with Nelligan to the north and east. IAMGOLD has entered into an option agreement on May 20, 2020, with Kintavar Exploration Inc. ("Kintavar") to acquire 80% of the interests in this project. In May 2025, the Company elected to exercise its first option to acquire an undivided interest of 75% in the project.

The 2025 diamond drilling program was initially planned for 1,800 metres and was slightly increased to approximately 2,100 metres, all of which were completed in the first quarter 2025, testing different target areas.

FINANCIAL REVIEW

Liquidity and Capital Resources

As at September 30, 2025, the Company had $314.3 million in cash and cash equivalents and net debt of $813.2 million. The Company has $250.0 million drawn on the Credit Facility and approximately $391.9 million remains available, resulting in liquidity at September 30, 2025, of approximately $707.2 million.

Within cash and cash equivalents, $38.9 million (70% basis) was held by the Côté Gold UJV, $186.2 million was held by Essakane and $84.4 million was held in the corporate treasury. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.

Restricted cash totaled $68.1 million and relates to deposits required for environmental closure costs obligations related to Essakane, Westwood division and Côté Gold.

The Company uses dividends and a shareholder account structure to repatriate funds from Essakane (see below) and the timing of dividends and payments against the shareholder account may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility.

Dividend Payments from Essakane

Excess cash at Essakane is mainly repatriated through dividend and shareholder account payments, of which the Company will receive its share based on its ownership, net of withholding taxes.

Essakane declared a record dividend of approximately $855 million in June 2025. This dividend represents the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD's 85% portion of the dividend, net of taxes, is approximately $680 million and is expected to be paid over the next 12 to 18 months through a revised framework that enables payments to be made at any time of the year, based on the cash generated in excess of working capital requirements by Essakane, that will be impacted by the gold price and operating performance of Essakane. During the third quarter, the Company paid the dividend withholding tax of $46 million to the Government of Burkina Faso. Subsequent to the quarter end, the Company received a dividend payment of $98 million. The remaining portion of the Company's dividend receivable was converted into a shareholder account and the first payment of $56 million was received in October.

The shareholder account structure works like an inter-company loan and allows for the Company's portion of the dividend to be repaid using cash in excess of working capital requirements during the fourth quarter 2025 and during 2026 and aligns the interests of both IAMGOLD and the Government of Burkina Faso, including a preference for increased and/or more regular cash flow movements from Essakane. The Government of Burkina Faso received its portion of the dividend totaling $128.3 million in June 2025. The dividend and shareholder loan are denominated in XOF which is pegged to the Euro. The timing of the repayment of the shareholder account is dependent upon the gold price, financial performance of Essakane, currency exchange rates and potential receipt of any VAT balances owed to Essakane. See "Risks and Uncertainties".

Page | 19 of 38

Share Buyback Program

Subsequent to the third quarter 2025, the Company's Board of Directors approved a share buyback program to be put in place through an NCIB program allowing for the purchase of up to approximately 10% of IAMGOLD's outstanding common shares. All common shares purchased under the NCIB will be either cancelled or placed under trust to satisfy future obligations under the Company's share incentive plan. IAMGOLD will file a notice of intention to implement an NCIB with the TSX and, subject to TSX approval, IAMGOLD may purchase its common shares over a twelve month period through the facilities of the TSX, the NYSE, or any other eligible Canadian alternative trading system on which the common shares are listed. This initiative reflects management's confidence in the Company's long-term value and its commitment to disciplined capital allocation. The program is expected to be funded from operating cash flows following the repayment of the second lien notes.

The Company intends to establish an automatic share purchase plan in connection with its NCIB to facilitate the purchase of common shares during times when IAMGOLD would ordinarily not be permitted to purchase common shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, IAMGOLD may, but is not required to, instruct the broker to make purchases under the NCIB based on parameters set by IAMGOLD in accordance with the automatic share purchase plan, applicable securities laws and stock exchange rules. The actual number of common shares that may be purchased, if any, and the timing of such purchases, will be determined by the Company based on a number of factors, including the Company's financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The following table summarizes the carrying value of the Company's long-term debt:

	September 30	December 31
($ millions)[1]	2025	2024
Credit Facility	$250.0	$220.0
5.75% senior notes ($450 million principal outstanding)	448.7	448.4
Term Loan ($300 million principal outstanding)	272.3	358.4
Equipment loans	1.5	2.1
	$972.5	$1,028.9
  Long-term debt does not include leases in place of $118.9 million as at September 30, 2025 (December 31, 2024 - $124.2 million).

Credit Facility

The Company has a $650 million secured revolving Credit Facility, which was entered into in December 2017 and subsequently increased and extended by four years now maturing on December 20, 2028, in support of the Company's requirements for a senior revolving facility for its overall business.

The Credit Facility provides for an interest rate margin above the secured overnight financing rate (SOFR), banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total net debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including net debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its Credit Facility covenants as at September 30, 2025.

As at September 30, 2025, the Credit Facility was drawn in the amount of $250.0 million and the Company issued letters of credit under the Credit Facility in the amount of $3.8 million as collateral for surety bonds issued, $0.4 million as guarantees for certain environmental indemnities to government agencies, and $3.9 million as a supplier payment guarantee, with $391.9 million remaining available under the Credit Facility.

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5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Term Loan

In May 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.

The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps. The Company was in compliance with its Term Loan covenants as at September 30, 2025.

The Term Loan can be repaid in tranches of $20 million or more at any time after May 2025 at 104% of the principal, 101% of the principal if repaid after May 2026 and 100% after May 2027. During the third quarter 2025 the Company repaid $100 million of principal on the Term Loan with a balance of $300 million principal remaining at September 30, 2025. Subsequent to quarter end, the Company paid a further $170 million reducing the outstanding principal balance to $130 million.

Leases

At September 30, 2025, the Company had lease obligations of $118.9 million at a weighted average borrowing rate of 7.25%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited for $125 million, which was subsequently amended to increase the facility to $175 million for the leasing of certain mobile equipment at Côté Gold. The final pieces of equipment were delivered during the first quarter 2025.

Equipment loans

At September 30, 2025, the Company had equipment loans with a carrying value of $1.5 million secured by certain mobile equipment, with interest rates at 5.3% which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

Gold prepay arrangements

In December 2023 and April 2024, the Company entered into gold sale prepay arrangements and amendments to certain pre-existing prepay arrangements, effectively transitioning the cash impact of the gold delivery obligations out of the first and second quarters of 2024 into the first and second quarters of 2025.

Page | 21 of 38

At June 30, 2025, the Company fulfilled all gold delivery obligations thereby concluding the gold prepay arrangements:

• 2024 Q1 Prepay Arrangements: In the first quarter 2024, the Company received an amount of $59.9 million at an effective gold price of $1,916 per ounce and was required to physically deliver 31,250 ounces of gold over the first quarter 2025 in equal monthly amounts.

• 2024 Q2 Prepay Arrangements: In the second quarter 2024, the Company received an amount of $59.4 million at an effective gold price of $1,900 per ounce with the requirement to physically deliver 31,250 ounces of gold over the second quarter of 2025. The arrangement included a gold collar of $2,100 to $2,925 per ounce whereby the Company received cash payments at the time of delivery of the ounces, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at $2,925 per ounce. The Company received approximately $25.8 million in relation to the collar in the second quarter 2025.

• Amendment to pre-existing prepay arrangements: the Company deferred the delivery of 12,500 ounces that were previously scheduled for delivery in the first half of 2024 that were delivered in the first half of 2025.

Surety bonds and performance bonds

As at September 30, 2025, the Company had (i) C$274.7 million ($197.2 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Westwood division and Côté Gold and (ii) C$32.1 million ($23.0 million) of performance bonds in support of certain obligations primarily related to the construction of fish habitat at Côté Gold.

As at September 30, 2025, the total collateral provided through letters of credit and cash deposits for the surety and performance bonds was $7.1 million. The balance of $213.1 million remains uncollateralized for the surety and performance bonds.

During the quarter, the Company increased bonds further by C$16.9 million ($12.2 million) and will be required to increase bonds further by C$19.0 million ($13.6 million) cumulatively during the second and third quarter of 2026.

Liquidity Outlook

At September 30, 2025, the Company had available liquidity of $707.2 million mainly comprised of $314.3 million in cash and cash equivalents and $391.9 million available under the Credit Facility.

The Company has considerable debt obligations that it incurred to fund the construction of Côté Gold. The Company has paid down $270 million of the balance of the second lien term loan by November 4, 2025, and plans to complete the repayment of the remaining balance of $130 million and also repay the $250 million drawn on its Credit Facility during the remainder of 2025 and during 2026 using cash flow generated by operations. The timing of the repayment of these facilities will be substantially determined by the success or failure of the Company's operations, the price of gold, currency exchange rates and the Company's ability to successfully repatriate dividends from Burkina Faso.

The Company's liquidity position, comprised of cash and cash equivalents, short-term investments, and availability under the Credit Facility, together with expected cash flows from operations, is expected to be sufficient to support the Company's normal operating requirements, capital commitments, and service the debt obligations as they become due.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2024 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of this MD&A.

Income Statement

Revenues - Revenues were $706.7 million in the third quarter 2025 from sales of 203,000 ounces at an average realized gold price of $3,492 per ounce, higher by $267.8 million or 61% than the prior year period, due primarily to the $1,101 per ounce increase in the realized gold price and higher gold sales volume as the Côté Gold mine only commenced gold sales from the second quarter 2024, partially offset by lower sales volumes at Essakane and Westwood.

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Cost of sales - Cost of sales excluding depreciation was $324.2 million in the third quarter 2025, higher by $109.2 million or 51% than the prior year period, primarily due to the ramp-up of gold sales volume at the Côté Gold mine which commenced gold sales in the second quarter 2024, higher royalties at Côté and Essakane due to the higher gold price and higher cost of sales at the Essakane mine due to a combination of lower proportion of capitalized waste in the period, higher maintenance activities and the impact of an appreciation of the local XOF currency, which is pegged to the Euro, compared to the prior year period.

Depreciation expense - Depreciation expense was $109.9 million in the third quarter 2025, higher by $48.6 million or 79% than the prior year period primarily due to the Côté Gold mine commencing operations in the second quarter 2024, and the reversal of previous impairments for the Westwood mine complex in the third quarter of 2024, partially offset by lower production volumes and the amortization of deferred stripping assets at Essakane.

Exploration expense - Exploration expense was $8.9 million in the third quarter 2025, higher by $4.5 million or 102% than the prior year period due to increased exploration expenditures at Chibougamau District and Côté Gold.

General and administrative expense - General and administrative expense was $14.6 million in the third quarter 2025, higher by $3.8 million or 35% than the prior year period, due to $4.4 million higher legal and other administrative costs incurred in the period and $0.7 million in cloud-based software implementation costs, partially offset by $1.3 million in lower salaries and labour costs due to reductions in headcount at the corporate office over the past year.

Income tax expense - Income tax expense was $44.4 million in the third quarter 2025, higher by $13.2 million or 42% than the prior year period. It is comprised of a current income tax expense of $32.0 million and a deferred income tax expense of $12.4 million, higher than the prior year period for current income tax expense by $5.3 million or 20% and higher for deferred income tax expense by $7.9 million or 176%, respectively. The current income tax expense in the third quarter of 2025 was higher primarily due to higher income in Essakane. The deferred income tax expense in the third quarter of 2025 was higher primarily due to higher Canadian provincial mining taxes.

Operating Activities

Net cash flow from operating activities for the third quarter 2025 was $280.8 million, higher by $134.6 million compared to the same prior year period, primarily due to: higher cash earnings of $117.3 million due to higher realized gold price and an increased sales volume; net impact of $64.4 million from the deferred revenue recognized in prior year period; and an increase in receivables and other items of $36.6 million, offset by: higher income tax payments of $59.2 million; a decrease in trade and other payables of $12.6 million relative to the prior year period; a net increase in inventories of $8.8 million, primarily due to an increase in supplies inventory at Côté Gold and Essakane relative to the prior year period; a net decrease in derivative settlements of $1.7 million; and higher disbursements related to asset retirement obligations of $1.4 million.

Investing Activities

Net cash used in investing activities for the third quarter 2025 was $68.8 million, a decrease of $40.9 million from the same prior year period, primarily due to: a decrease in capital expenditures for property, plant and equipment of $48.9 million, mainly due to the completion of the Côté Gold construction phase in 2024, offset by: $7.1 million in lower interest income and other investing activities than the same year prior period; and an increase in capitalized borrowing costs of $0.9 million.

Financing Activities

Net cash used in financing activities for the third quarter 2025 was $124.9 million, a decrease of $121.4 million from the same prior year period, primarily due to: a repayment of $100.0 million of the second lien term loan; an increase in interest payments of $11.0 million; the receipt of $10.8 million in proceeds in the third quarter 2024 received through the SMM funding arrangement; and an increase in lease principal payments of $1.9 million, offset by: lower option fee payments and other financing outflows of $2.3 million.

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Conference Call

A conference call will be held on Wednesday, November 5, 2025, at 8:30 a.m. (Eastern Time) hosted by IAMGOLD senior management for a discussion on the Company's third quarter 2025 operating and financial results. Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Pre-register via: Chorus Call IAMGOLD Q3 2025 Registration (recommended). Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (844) 752-3518

International: +1 (647) 846-8209

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=EqcFQg71

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or +1 (412) 317-0088 from international locations and entering the passcode: 6671806.

For more information, refer to the Management Discussion and Analysis ("MD&A") and the unaudited condensed consolidated interim Financial Statements for the three and nine months ended September 30, 2025, that are available on the Company's website at www.iamgold.com and on SEDAR at www.sedarplus.ca. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine ("Côté" or "Côté Gold") achieved full nameplate in June 2025 and has the potential to be among the largest gold mines in Canada. IAMGOLD operates Côté in partnership with Sumitomo Metal Mining Co. Ltd. ("SMM"). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts.

IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com

End Notes (excluding tables) This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 33 to 44 of the Company's Q3 2025 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:

• Average realized gold price per ounce sold

• Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled

• Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

• Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

• Net cash from operating activities, before movements in working capital and non-current ore stockpiles

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")

• Mine-site free cash flow

• Sustaining and expansion capital expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant, and to provide investors a clearer view of the Company's financial performance based on the average realized proceeds from gold sales in the reporting period.

($ millions, except where noted)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Revenues	$706.7	$438.9	$1,764.7	$1,163.1
By-product credits and other revenues	(0.8)	(0.9)	(2.9)	(2.4)
Gold revenues	$705.9	$438.0	$1,761.8	$1,160.7
Sales (000s oz)	203	184	559	514
Average realized gold price per ounce[1,2,3] ($/oz)	$3,492	$2,391	$3,153	$2,260

  Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Average realized gold price per ounce sold is calculated based on sales from the Company's Côté Gold mine at 70% and Westwood and Essakane mines at 100%.
  Average realized gold price per ounce sold YTD 2025 includes 75,000 ounces at $2,305 per ounce as delivered into the 2024 Prepay Arrangements (Q3 2024 - 37,500 ounces at $2,031 per ounce, YTD 2024 - 100,000 ounces at $2,012 per ounce as delivered in accordance with the 2022 Prepay Arrangement). No deliveries were required in the third quarter 2025 as the delivery obligations were fulfilled in H1 2025.

Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled

Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:

• Mining costs (as included in production costs), that exclude capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by

• the sum of the tonnage of ore and operating waste mined.

Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:

• Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by

• the tonnage of ore milled.

IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Côté Gold (100% basis)

($ millions, except where noted)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Production cost	$117.6	$64.8	$295.4	$90.3
Adjust for:
Increase/decrease in stockpiles	14.5	16.9	29.8	48.9
Adj. operating cost	$132.1	$81.7	$325.2	$139.2
Included in adjusted operating cost:
Open pit net mining cost [A]	47.9	33.0	113.5	72.1
Milling cost [B], net of capitalized operating cost	65.7	31.6	157.7	42.9
G&A cost [C]	18.5	17.1	54.0	24.2
Open pit ore tonnes mined (000s t)	3,841	3,159	10,126	7,212
Open pit operating waste tonnes mined (000s t)	6,770	5,213	18,275	11,901
Open pit ore and operating waste tonnes mined (000s t) [D]	10,611	8,372	28,401	19,113
Ore milled (000s t) [E]	2,988	1,633	8,015	2,515
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$4.51	$3.95	$4.00	$3.77
Milling cost per tonne milled ($/tonne) [B/E]	$22.01	$19.34	$19.68	$17.06
G&A cost per tonne milled ($/tonne) [C/E]	$6.14	$10.46	$6.73	$9.60

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Westwood

($ millions, except where noted)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Production cost	$44.8	$37.1	$132.2	$116.3
Adjust for:
Increase/decrease in stockpiles	2.8	(0.3)	4.5	(1.5)
Adj. operating cost	$47.6	$36.8	$136.7	$114.8
Consisting of:
Underground mining cost [A]	28.1	21.7	82.2	65.9
Open pit net mining cost [B]	4.7	3.7	14.0	14.5
Milling cost [C]	9.1	6.4	23.9	19.2
G&A cost [D]	5.7	5.0	16.6	15.2
Underground ore tonnes mined (000s t) [E]	90	84	277	256
Open pit ore tonnes mined (000s t)	315	131	822	379
Open pit waste tonnes mined (000s t)	261	458	1,073	1,133
Open pit ore and operating waste tonnes mined (000s t) [F]	576	589	1,895	1,512
Ore milled (000s t) [G]	250	289	855	840
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$312.22	$257.73	$296.60	$257.43
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$8.18	$6.20	$7.38	$9.59
Milling cost per tonne milled ($/tonne) [C/G]	$36.43	$22.18	$27.94	$22.88
G&A cost per tonne milled ($/tonne) [D/G]	$22.95	$17.24	$19.48	$18.04

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

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Essakane

($ millions, except where noted)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Production cost	$152.7	$119.5	$422.9	$344.7
Adjust for:
Increase/decrease in stockpiles	8.8	(7.8)	14.0	(0.2)
Adj. operating cost	$161.5	$111.7	$436.9	$344.5
Consisting of:
Open pit net mining cost [A]	147.8	23.5	157.7	89.6
Milling cost [B]	67.5	59.1	184.8	172.8
G&A cost [C]	33.2	29.1	94.4	82.1
Open pit ore tonnes mined (000s t)	3,172	1,891	7,787	7,544
Open pit operating waste tonnes mined (000s t)	5,352	2,626	17,438	9,279
Open pit ore and operating waste tonnes mined (000s t) [D]	8,524	4,517	25,225	16,823
Ore milled (000s t) [E]	3,094	3,133	9,319	9,139
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$7.13	$5.20	$6.25	$5.33
Milling cost per tonne milled ($/tonne) [B/E]	$21.83	$18.87	$19.84	$18.91
G&A cost per tonne milled ($/tonne) [C/E]	$10.72	$9.28	$10.12	$8.98

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine-site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and amortization, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold.

The following tables provide a reconciliation of cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

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Three months ended September 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$147.7	$50.8	$235.0	$0.6	$434.1
Depreciation expense[1]	(47.7)	(10.8)	(50.8)	(0.6)	(109.9)
Cost of sales, excluding depreciation expense	$100.0	$40.0	$184.2	$-	$324.2
Adjust for:
By-product credit	(0.2)	(0.2)	(0.3)	-	(0.7)
Cost attributed to non-controlling interests[2]	-	-	(27.7)	-	(27.7)
Cash costs - attributable	$99.8	$39.8	$156.2	$-	$295.8
Adjust for:
Sustaining capital expenditures[3]	20.1	17.4	17.4	(0.6)	54.3
Corporate general and administrative costs[4]	-	-	-	14.6	14.6
Other costs[5]	0.6	0.5	1.4	(0.1)	2.4
Cost attributable to non-controlling interests[2]	-	-	(2.8)	-	(2.8)
AISC - attributable	$120.5	$57.7	$172.2	$13.9	$364.3
Total gold sales (000 oz) - attributable	76	21	90	-	187
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,323	$1,937	$1,740	$-	$1,593
Cash costs[6] ($/oz sold) - attributable	$1,320	$1,924	$1,737	$-	$1,588
AISC[6] all operations ($/oz sold) - attributable	$1,594	$2,793	$1,914	$74	$1,956
  As per note 25 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Adjustments for the consolidation of Essakane (85%) to its attributable portion of cost of sales.
  Sustaining capital expenditures are expenditures required to support current production levels at a mine site. Sustaining capital expenditures are further described below.
  Corporate general and administrative costs exclude one-time material severance charges.
  Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
  Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Three months ended September 30, 2024

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$58.7	$43.3	$174.1	$0.2	$276.3
Depreciation expense[1]	(15.7)	(9.1)	(36.3)	(0.2)	(61.3)
Cost of sales, excluding depreciation expense	$43.0	$34.2	$137.8	$-	$215.0
Adjust for:
By-product credit	(0.1)	(0.5)	(0.3)	-	(0.9)
Cost attributed to non-controlling interests[2]	-	-	(13.7)	-	(13.7)
Cash costs - attributable	$42.9	$33.7	$123.8	$-	$200.4
Adjust for:
Exclusion of pre-production costs - Côté Gold	(20.3)	-	-	-	(20.3)
Sustaining capital expenditures[3]	22.8	12.5	54.0	0.5	89.8
Corporate general and administrative costs[4]	-	-	-	10.5	10.5
Other costs[5]	0.2	0.8	2.9	0.1	4.0
Cost attributable to non-controlling interests[2]	-	-	(5.7)	-	(5.7)
AISC - attributable	$45.6	$47.0	$175.0	$11.1	$278.7
Total gold sales (000 oz) - attributable	41	29	101	-	171
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,033	$1,171	$1,226	$-	$1,170
Cash costs[6] ($/oz sold) - attributable	$1,030	$1,157	$1,223	$-	$1,165
AISC[6] all operations ($/oz sold) - attributable	$1,602	$1,617	$1,730	$70	$1,756

1. As per note 25 of the consolidated interim financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

Page | 28 of 38

3. Sustaining capital expenditures are expenditures required to support current production levels at a mine site. Sustaining capital expenditures are further described below.

4. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.

5. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.

6. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Sustaining and Expansion Capital Expenditures

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended September 30, 2025, and September 30, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q3 2025	Sustaining	Expansion	Q3 2024
Capital expenditures for property, plant and equipment	$59.9	$10.4	$70.3	$87.5	$12.8	$100.3
Less: Côté Gold (9.7% share in 2024)	-	-	-	(2.8)	(1.6)	(4.4)
Subtotal	$59.9	$10.4	$70.3	$84.7	$11.2	$95.9
Côté Gold (IMG basis)	27.7	8.3	36.0	17.1	10.3	27.4
Westwood	17.7	-	17.7	11.8	-	11.8
Essakane	15.1	2.1	17.2	55.3	0.9	56.2
Corporate	(0.6)	-	(0.6)	0.5	-	0.5

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended September 30, 2025, and September 30, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q3 2025	Sustaining	Expansion	Q3 2024
Capital expenditures for property, plant and equipment	$59.9	$10.4	$70.3	$87.5	$12.8	$100.3
Working capital adjustments	(5.5)	(2.5)	(8.0)	(4.6)	15.5	10.9
Capital expenditures per statement of cash flows	54.4	7.9	62.3	82.9	28.3	111.2
Less: Côté Gold (9.7% share in 2024)	-	-	-	(2.2)	(3.8)	(6.0)
Subtotal	$54.4	$7.9	$62.3	$80.7	$24.5	$105.2
Côté Gold (IMG basis)	20.1	5.8	25.9	13.7	23.5	37.2
Westwood	17.4	-	17.4	12.5	-	12.5
Essakane	17.3	2.1	19.4	54.0	1.0	55.0
Corporate	(0.4)	-	(0.4)	0.5	-	0.5

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization and finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

Page | 29 of 38

($ millions, except where noted)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Earnings (loss) before income taxes	$199.6	$633.7	$450.1	$851.8
Add:
Depreciation	109.9	61.7	284.6	178.3
Finance costs	28.9	24.2	82.7	33.4
EBITDA	$338.4	$719.6	$817.4	$1,063.5
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	6.5	(5.8)	7.6	(20.3)
Impairment charge (reversal)	12.2	(462.3)	12.2	(455.5)
Foreign exchange (gain)/loss	2.2	(5.7)	(1.1)	(3.1)
Insurance recoveries	-	(27.3)	-	(27.3)
Write-down of assets	2.4	-	2.6	0.2
Changes in estimates of asset retirement obligations at closed sites	(2.2)	1.2	4.0	(0.4)
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.5)	(1.5)	(1.4)
Gain on sale of royalties	-	-	(4.9)	-
Severance costs	0.2	-	4.0	0.2
Other	0.3	2.5	0.1	9.3
Adjusted EBITDA	$359.5	$221.7	$840.4	$565.2

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Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

($ millions, except where noted)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Earnings (loss) before income taxes and non-controlling interests	$199.6	$633.7	$450.1	$851.8
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	6.5	(5.8)	7.6	(20.3)
Other finance costs	1.1	1.3	8.3	3.6
Impairment charge (reversal)	12.2	(462.3)	12.2	(455.5)
Foreign exchange (gain)/loss	2.2	(5.7)	(1.1)	(3.1)
Insurance recoveries	-	(27.3)	-	(27.3)
Write-down of assets	2.4	-	2.6	0.2
Changes in estimates of asset retirement obligations at closed sites	(2.2)	1.2	4.0	(0.4)
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.5)	(1.5)	(1.4)
Gain on sale of royalties	-	-	(4.9)	-
Prepayment premium on second lien term loan	4.0	-	4.0	-
Severance costs	0.2	-	4.0	0.2
Other	0.3	2.5	0.1	9.3
Adjusted earnings before income taxes and non-controlling interests	$225.8	$137.1	$485.4	$357.1
Income taxes	(44.4)	(31.2)	(162.5)	(95.1)
Tax on foreign exchange translation of deferred income tax balances	5.5	3.8	13.5	0.9
Tax impact of adjusting items	(0.2)	(0.3)	(3.2)	(0.8)
Non-controlling interests	(15.8)	(8.4)	(29.8)	(23.3)
Adjusted net earnings (loss) attributable to equity holders	$170.9	$101.0	$303.4	$238.8
Adjusted net earnings (loss) per share attributable to equity holders	$0.30	$0.18	$0.53	$0.45
Basic weighted average number of common shares outstanding (millions)	575.2	570.6	574.3	529.2

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net cash from operating activities	$280.8	$146.2	$440.9	$383.4
Adjusting items from working capital items and non-current ore stockpiles:
Receivables and other current assets	(18.3)	18.3	29.3	24.7
Inventories and non-current ore stockpiles	26.9	18.1	69.0	31.1
Accounts payable and accrued liabilities	(8.8)	(21.4)	(26.4)	34.0
Net cash from operating activities before changes in working capital	$280.6	$161.2	$512.8	$473.2

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Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Three months ended September 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities	$161.5	$23.6	$169.9	$(74.2)	$280.8
Add:
Operating cash flow used by non-mine site activities	-	-	-	74.2	74.2
Cash flow from operating mine-sites	$161.5	$23.6	$169.9	$-	$355.0
Capital expenditures	25.9	17.4	19.4	(0.4)	62.3
Less:
Capital expenditures from corporate and development projects	-	-	-	0.4	0.4
Capital expenditures from operating mine-sites	$25.9	$17.4	$19.4	$-	$62.7
Mine-site cash flow	$135.6	$6.2	$150.5	$-	$292.3

Three months ended September 30, 2024

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities	$66.5	$33.3	$131.6	$(85.2)	$146.2
Add:
Operating cash flow used by non-mine site activities	-	-	-	85.2	85.2
Cash flow from operating mine-sites	$66.5	$33.3	$131.6	$-	$231.4
Capital expenditures	43.2	12.5	55.0	0.5	111.2
Less:
Capital expenditures from construction and development projects and corporate	-	-	-	(0.5)	(0.5)
Capital expenditures from operating mine-sites	$43.2	$12.5	$55.0	$-	$110.7
Mine-site cash flow	$23.3	$20.8	$76.6	$-	$120.7

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	September 30	December 31
($ millions, except where noted)	2025	2024
Cash and cash equivalents	$314.3	$347.5
Short-term investments	1.0	1.0
Available Credit Facility	391.9	418.5
Available Liquidity	$707.2	$767.0

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	September 30	December 31
($ millions, except where noted)	2025	2024
Cash and cash equivalents	$314.3	$347.5
Short-term investments	1.0	1.0
Lease liabilities	(118.9)	(124.2)
Long-term debt[1]	(1,001.5)	(1,072.1)
Drawn letters of credit issued under Credit Facility	(8.1)	(11.5)
Net cash (debt)	$(813.2)	$(859.3)

1. Includes principal amount of the Notes of $450.0 million, Term Loan of $300.0 million, Credit Facility of $250.0 million and equipment loans of $1.5 million (December 31, 2024 - $450.0 million, $400.0 million, $220.0 million, and $2.1 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes and Term Loan.

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CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$314.3	$347.5
Receivables and other current assets	48.6	48.9
Inventories	300.7	271.9
Assets held for sale	25.2	-
	688.8	668.3
Non-current assets
Property, plant and equipment	4,225.1	4,269.4
Exploration and evaluation assets	47.4	79.6
Restricted cash	68.1	68.4
Inventories	208.3	153.0
Other assets	138.9	135.7
	4,687.8	4,706.1
	$5,376.6	$5,374.4
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$302.6	$264.8
Income taxes payable	54.1	62.7
Current portion of provisions	18.5	14.5
Current portion of lease liabilities	31.3	28.8
Current portion of long-term debt	1.5	1.0
Current portion of deferred revenue	-	151.1
Other current liabilities	1.1	27.7
	409.1	550.6
Non-current liabilities
Deferred income tax liabilities	43.1	14.0
Provisions	283.7	285.1
Lease liabilities	87.6	95.4
Long-term debt	971.0	1,027.9
Other liabilities	-	0.7
	1,385.4	1,423.1
	1,794.5	1,973.7
Equity
Attributable to equity holders
Common shares	3,087.1	3,070.6
Contributed surplus	56.0	57.6
Retained earnings (deficit)	466.3	259.4
Accumulated other comprehensive income (loss)	(43.5)	(50.9)
	3,565.9	3,336.7
Non-controlling interests	16.2	64.0
	3,582.1	3,400.7
Contingencies and commitments
Subsequent events
	$5,376.6	$5,374.4

Refer to Q3 2025 Financial Statements for accompanying notes.

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CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	2025	2024	2025	2024

Revenues	$706.7	$438.9	$1,764.7	$1,163.1
Cost of sales	(434.1)	(276.3)	(1,152.1)	(744.1)
Gross profit (loss)	272.6	162.6	612.6	419.0
General and administrative expenses	(14.6)	(10.8)	(43.5)	(33.6)
Exploration expenses	(8.9)	(4.4)	(21.5)	(16.0)
Impairment reversal (charge), net	(12.2)	462.3	(12.2)	455.5
Other income (expenses)	(1.9)	(2.3)	(9.7)	(2.1)
Earnings (loss) from operations	235.0	607.4	525.7	822.8
Finance costs	(28.9)	(24.2)	(82.7)	(33.4)
Foreign exchange gain (loss)	(2.2)	5.7	1.1	3.1
Interest income, derivatives and other investment gains (losses)	(4.3)	44.8	6.0	59.3
Earnings (loss) before income taxes	199.6	633.7	450.1	851.8
Income tax expense	(44.4)	(31.2)	(162.5)	(95.1)
Net earnings (loss)	$155.2	$602.5	$287.6	$756.7
Net earnings (loss) attributable to:
Equity holders	$139.4	$594.1	$257.8	$733.4
Non-controlling interests	15.8	8.4	29.8	23.3
Net earnings (loss)	$155.2	$602.5	$287.6	$756.7

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	575.2	570.6	574.3	529.2
Diluted	581.4	577.0	580.6	534.8

Basic earnings (loss) per share ($ per share)	$0.24	$1.04	$0.45	$1.39
Diluted earnings (loss) per share ($ per share)	$0.24	$1.03	$0.44	$1.37

Refer to Q3 2025 Financial Statements for accompanying notes.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	2025	2024	2025	2024
Operating activities
Net earnings (loss)	$155.2	$602.5	$287.6	$756.7
Adjustments for:
Depreciation expense	109.9	61.7	284.6	178.3
Impairment (reversal) charge	12.2	(462.3)	12.2	(455.5)
Deferred revenue recognized	-	(64.4)	(154.3)	(171.3)
Income tax expense	44.4	31.2	162.5	95.1
Derivative (gain) loss	6.7	(6.7)	9.8	(21.1)
Finance costs	28.9	24.2	82.7	33.4
Other non-cash items	(5.0)	(42.9)	(11.3)	(40.8)
Adjustments for cash items:
Proceeds from gold prepayment	-	-	-	119.3
Proceeds from insurance claim	-	27.3	-	27.3
Settlement of derivatives	(0.3)	1.4	(2.3)	(0.8)
Disbursements related to asset retirement obligations	(2.1)	(0.7)	(12.0)	(1.9)
Movements in non-cash working capital items and non-current ore stockpiles	0.2	(15.0)	(71.9)	(89.8)
Cash from operating activities, before income taxes paid	350.1	156.3	587.6	428.9
Income taxes paid	(69.3)	(10.1)	(146.7)	(45.5)
Net cash from operating activities	280.8	146.2	440.9	383.4
Investing activities
Capital expenditures for property, plant and equipment	(62.3)	(111.2)	(206.5)	(438.2)
Capitalized borrowing costs	(7.3)	(6.4)	(23.7)	(60.0)
Other investing activities	0.8	7.9	10.0	18.3
Net cash from (used in) investing activities	(68.8)	(109.7)	(220.2)	(479.9)
Financing activities
Net proceeds from issuance of shares	-	-	-	287.5
Repayment of second lien term loan	(100.0)	-	(100.0)	-
Prepayment premium on second lien term loan	(4.0)	-	(4.0)	-
Proceeds from credit facility	-	-	120.0	60.0
Repayment of credit facility	-	-	(90.0)	(60.0)
Dividends paid to non-controlling interests	-	-	(128.3)	(18.0)
Net funding from Sumitomo Metal Mining Co. Ltd.	-	10.8	-	43.6
Interest paid	(12.1)	(1.1)	(52.0)	(1.1)
Other financing activities	(8.8)	(13.2)	(21.8)	(33.8)
Net cash from (used in) financing activities	(124.9)	(3.5)	(276.1)	278.2
Effects of exchange rate fluctuation on cash and cash equivalents	3.4	9.0	22.2	4.3
Increase (decrease) in cash and cash equivalents - all operations	90.5	42.0	(33.2)	186.0
Decrease (increase) in cash and cash equivalents - held for sale	-	-	-	0.3
Increase (decrease) in cash and cash equivalents	90.5	42.0	(33.2)	186.3
Cash and cash equivalents, beginning of the period	223.8	511.4	347.5	367.1
Cash and cash equivalents, end of the period	$314.3	$553.4	$314.3	$553.4

Refer to Q3 2025 Financial Statements for accompanying notes.

Page | 36 of 38

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "maintain", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements in this news release include, without limitation, those under the headings "About IAMGOLD", "Highlights", "Outlook", "Environmental, Social and Governance", "Operations", "Financial Condition" and "Quarterly Financial Review" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; the development of the Company's Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; government regulation of mining operations (including the Competition Act (Canada) and the regulations associated with the fight against climate change), and statements regarding IAMGOLD's intention to commence an NCIB program and the timing.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; the completion of the Northern Superior and Orbec transactions, including receipt of the required approvals for the Proposed Arrangements and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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